Exhibit 99.1

NEWS RELEASE
27 September 2004

Wolseley plc
Preliminary Results for the Year Ended 31 July 2004

Wolseley plc announces eighth consecutive year of record results with sales over £10 billion

Summary of Results

Financial highlights

•	In constant currency terms:-

	-	Group sales up 29.5%

	-	Group pre-tax profit, before goodwill amortisation, up 37.3%

	-	Earnings per share, before goodwill amortisation, up 38.6%

•	Currency translation reduced Group sales by £400.1 million (4.9%) and Group trading profit by £21.5 million (4.5%)

•	As reported, in sterling (after currency translation effect):-

	-	Group sales up 23.2% to £10.1 billion (2003: £8.2 billion)

	-	Group pre-tax profit, before goodwill amortisation, up 31.2% to £598.1 million (2003: £455.9 million). Profit before tax up 31.2% to £559.1 million (2003: £426.0 million)

	-	Effective tax rate reduced to 27.1% (2003: 28.0%)

	-	Earnings per share, before goodwill amortisation, up 32.0% to 74.84 pence (2003: 56.69 pence). Basic earnings per share up 32.3% to 68.15 pence (2003: 51.53 pence)

	-	Total dividend for the year increased by 12.3% to 23.8 pence per share (2003: 21.2 pence)

	-	Strong financial position with gearing(1) of 49.5% (2003: 46.6%) and interest cover of 27 times (2003: 26 times)

	-	Working capital to sales ratio of 15.2% (2003: 15.4%)

	-	Return on gross capital employed increased from 16.7% to 18.4%

(1) Gearing ratio is the ratio of net borrowings, excluding construction loan borrowings, to shareholders’ funds
Trading profit, a term used throughout this announcement, is defined as operating profit before goodwill amortisation. Trading margin is the ratio of trading profit to sales expressed as a percentage.

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Operating highlights

•	Group sales exceed £10 billion, Wolseley UK achieves £2 billion and Wolseley Canada C$1 billion, all for the first time.

•	Organic sales growth of 13.1% across the Group, including the benefits of commodity price inflation, with Stock Building Supply (“Stock”), achieving 25.8%, and Ferguson, 15.0%.

•	Improvement in trading margins in key businesses:
o	Ferguson achieved 6.8% trading margin, higher than original 6.0% target and a year ahead of schedule;
o	Brossette, in France, over 6%;
o	Wolseley UK increased to 7.8%;
o	Manzardo, in Italy, above 5%.

•	Significant improvement in performance from:
o	Stock resulting from enhanced market focus and restructuring;
o	PBM outperforming sales and profit expectations;
o	Continental Europe, with profit improvements in most countries.

•	Reorganisations on track with completed projects in Stock (NOVA restructuring), Brossette (branch and management structure) and FNW fully integrated into Ferguson.

•	Total spending incurred on the 15 acquisitions of £123.5 million should generate around £304.8 million per annum of incremental sales in a full year.

•	Branch network expanded by a net 188 locations to 3,637 (2003: 3,449).

Outlook

•	The Group has made a good start to the new financial year with the positive momentum from the latter part of last year continuing.

•	The outlook for the UK market remains favourable and there are signs that the business environment in France is improving. The rest of Continental Europe is expected to remain flat, although Wolseley’s operations are expected to continue the good progress achieved this year.

•	US markets will continue to vary both in terms of geography and business sector but residential housing and RMI (repairs, maintenance and improvement) markets are expected to hold up well. As the US economic recovery continues this should present further opportunities for growth. The overall environment in Canada is expected to remain positive.

•	There are uncertainties relating to the possible effects of commodity price and exchange rate movements on the Group’s results in the coming year.

•	There are a number of business improvement initiatives in place relating to supply chain, sourcing and procurement that should deliver increasing benefits to the bottom line. The Board views the future with optimism and expects another year of good progress.

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SUMMARY OF RESULTS

	As at, and for the year ended 31 July

	2004		2003		Change

Sales	£10,128.1m		£8,221.0m		23.2%

Operating profit
- before goodwill amortisation	£619.2m		£472.9m		30.9%
- goodwill amortisation	£(39.0)m		£(29.9)m

Operating profit	£580.2m		£443.0m		31.0%
Interest	£(21.1)m		£(17.0)m

Profit before tax
- before goodwill amortisation	£598.1m		£455.9m
- goodwill amortisation	£(39.0)m		£(29.9)m		31.2%

Profit before tax	£559.1m		£426.0m		31.2%

Earnings per share
- before goodwill amortisation	74.84p		56.69p		32.0%
- goodwill amortisation	(6.69)p		(5.16)p

Basic earnings per share	68.15	p	51.53	p	32.3%

Dividends per share	23.8	p	21.2	p	12.3%

Net borrowings	£941.4m		£826.7m

Gearing	49.5%		46.6%

Interest cover (times)	27	x	26	x

Charles Banks, Wolseley plc Group Chief Executive said:

“The success of Wolseley’s strategy is demonstrated once again as we report our eighth consecutive year of record results. We have achieved more than a 30% improvement in trading profit and earnings per share, and hit £10 billion of sales for the first time, which is something all our employees should be very proud of. Our businesses are performing well and the economic outlook for the current year gives us confidence going forward.”

ENQUIRIES:

Wolseley plc Tel: 0118 929 8700 Guy Stainer – Head of Investor Relations	Brunswick Tel: 020 7404 5959 Andrew Fenwick Nina Coad

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An interview with Charles Banks, Group Chief Executive and Steve Webster, Group Finance Director, in video/audio and text will be available from 0700 (GMT) on www.wolseley.com and www.cantos.com

There will be an analyst and investor meeting at 0915 (GMT) at UBS Presentation Centre, 1 Finsbury Avenue, London EC2. A live audio cast and slide presentation of this event will be available at 0915 (GMT) on www.wolseley.com

There will be a conference call at 1800 (GMT):
UK/European dial-in number:	+44 (0) 20 7162 0189
US toll free dial-in number:	+1 334 420 4950

The call will be recorded and available for playback until 11 October 2004 on the following numbers:

UK/European replay dial-in number:	+44 (0) 20 8288 4459	Access code: 566982
UK freephone number:	0500 637 880
North American replay dial-in number:	+1 334 323 6222	Access code: 566982

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NEWS RELEASE
27 September 2004

Wolseley plc
Preliminary Results for the Year Ended 31 July 2004

Wolseley plc announces eighth consecutive year of record results with sales over £10 billion

Announcement of Preliminary Results

Wolseley is pleased to announce another set of record results, the eighth consecutive year of improvement. These results reflect both strong organic growth and the additional contribution from acquisitions. Each of the principal businesses increased market share. Benefits have also been gained from the restructuring of certain activities within the Group which have improved market focus and increased operational efficiency.

In US Plumbing and Heating, organic sales growth of around 15%, including the beneficial effects of commodity price inflation, was achieved. The UK, French, Italian and Canadian businesses, also performed well in their markets. The US Building Materials Distribution division (“Stock”) performed particularly strongly with an increase in organic sales of nearly 26% as a result of its restructuring programme and higher lumber and structural panel prices.

Trading margin improvements were achieved in the North American Plumbing and Heating and US Building Materials Divisions. European Distribution’s trading margin was down slightly, primarily due to the inclusion for the first time of PBM, which has a lower margin than the divisional average, and as a result of higher central costs allocated to the division. Improvements in trading margin were, however, seen in the UK, French, Austrian, Italian and Luxembourg businesses.

On a constant currency basis, Group sales increased by 29.5% and trading profit by 37.2%. Currency translation reduced Group sales by £400.1 million (4.9%) and Group trading profit by £21.5 million (4.5%), compared to the previous year.

After taking account of currency translation, Group sales increased by 23.2% from £8,221.0 million to £10,128.1 million. Trading profit rose by 30.9% from £472.9 million to £619.2 million. After deducting goodwill amortisation of £39.0 million (2003: £29.9 million), the reported sterling operating profit increased by 31.0% from £443.0 million to £580.2 million.

Net interest payable was £21.1 million (2003: £17.0 million), the increase reflecting acquisition spending and higher working capital required to support the strong organic growth, notably in the USA, partly offset by lower interest rates. Interest cover was 27 times (2003: 26 times).

Profit before tax and goodwill amortisation increased by 31.2% from £455.9 million to £598.1 million. The increase in earnings per share before goodwill amortisation was 32.0%, from 56.69 pence to 74.84 pence.

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European Distribution

The results in the European Distribution division benefited from a number of factors, with PBM performing well ahead of expectations, another strong performance in the UK and profit improvements in nearly all of the other European operations.

Sales for this division increased by 43.7% from £2,956.7 million to £4,248.0 million, including £1,093.0 million (37.0%) which relates to acquisitions, predominantly PBM in July 2003 and Tobler in December 2003. The organic increase in sales was 5.6%. Trading profit rose by 36.2% from £193.2 million to £263.2 million.

Wolseley UK, Brossette in France, Manzardo in Italy, OAG in Austria and CFM in Luxembourg, all increased their trading margin, although the overall divisional trading margin reduced from 6.5% to 6.2% of sales primarily due to the inclusion for the first time of PBM which has a lower margin than the divisional average and as a result of higher central costs allocated to the division.

In the year a further net 127 branches were added to the European network, giving a total of 2,393 locations (2003: 2,266).

UK

Wolseley UK grew strongly during the year as the strength of the UK economy and housing market continued. The RMI market remained the principal driver, buoyed by strong consumer demand against the backdrop of historically low (albeit rising) interest rates, low unemployment and house price inflation. Sales increased by 11.5% to £2,106.9 million (2003: £1,888.8 million). Organic growth was 6.3%, which was in excess of the market generally, with the plumbing and heating businesses being the strongest performers and building materials having a strong second half. The commercial and industrial business improved its position although the sector remained difficult.

The distribution centres continue to support the expanding branch network through improved efficiency with costs per stock pick down 5% over the prior year. These and other operational efficiencies were reflected in an improvement in trading margin from 7.6% to 7.8%.

During the period, 97 net new locations were added taking the total number of branches for Wolseley UK (including Ireland) to 1,513. Since the year end Brooks Group Limited has been acquired for €183 million (£120 million), a leading Ireland based timber and builders merchant with 18 branches located throughout Ireland.

France

The French construction market started the year nervously, with the industrial environment weak and high levels of unemployment holding back consumer confidence. In the second half, however, there were signs of an improvement with lead indicators such as housing permits and housing starts increasing and public works and infrastructure projects more evident.

Wolseley’s French operations generated sales of £1,621.5 million, an increase of £963.2 million compared to the prior year, principally as a result of the PBM acquisition.

Local currency sales in Brossette were up 6.0% on the previous year due to acquisitions and organic growth of more than 3.0%. The trading margin also improved to above 6% due to more stringent cost control and the emerging benefits of the reorganisation of Brossette’s branch and management structure which was completed during the year. The move from a single branch to a multi-branch organisation is a significant change to the way that Brossette conducts its business, enabling management specialisation and focus. Further benefits should result from this in 2005.

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PBM performed above expectations, as a result of the post acquisition initiatives taken by the Group. Sales and profits were up on the prior year in a gradually improving market, although the first half started slowly due to the heat wave in France in August 2003 and a sluggish timber import market. Underlying trading margins were higher before absorbing the additional costs of redundancies and of the branch rebranding programme which was completed during the year. Working capital management was a particular area of the post acquisition focus and this showed good progress. The return on capital for PBM in its first full year was in excess of the Group’s weighted average cost of capital (WACC). PBM is on track in delivering synergies with other Wolseley Group companies in order to achieve its return target of 16.7% by the year ending 31 July 2006.

Rest of Europe

The Group’s other Continental European operations enjoyed generally good results in uninspiring markets.

Following a number of management changes in Austria, ÖAG performed well to increase sales and achieve a double-digit trading profit increase, even though the new housing market remained depressed and increased competition put pressure on prices. Good progress was made in Hungary with sales up 17% in local currency and sales in the Czech Republic were also up slightly. In Italy, despite a weak economy and a fall in the overall construction and renovation markets, Manzardo’s branch opening programme helped achieve organic sales growth of more than 9%, trading profit growth of 30%, and a trading margin above 5% for the first time.

In Luxembourg, CFM increased sales by more than 10% and further improved the trading margin, demonstrating resilience against the fall in the local construction market. Wasco, in The Netherlands, was adversely affected by the poor economy and lower construction and new housing expenditure. In response to these market conditions, Wasco has expanded its product range, moved to a central distribution centre, opened new express branches and is seeking to expand its small customer base in the more profitable RMI market. While sales increased by more than 10%, additional costs and competitive market conditions led to a fall in profits. Tobler, in Switzerland, which was acquired on 1 December 2003, performed ahead of expectations with sales, trading profits and margins up on the prior year.

The European Distribution division has made good progress during the year in implementing its strategy to manage the businesses in a more integrated way across Europe. Several key appointments were made during the year in marketing, finance and supply chain management, which incorporates sourcing, procurement and logistics. Additional investment is planned over the current year to build further the infrastructure necessary to obtain cross-border synergies, facilitate the sharing of best practice and accelerate the benefits from the growth opportunities that exist.

North American Plumbing and Heating Distribution

The North American Plumbing and Heating division performed strongly with significant rises in sales and profits and the highest ever trading margin.

Reported sales of the division were up 8.0% from £3,551.5 million to £3,836.4 million despite the adverse impact of currency translation. Trading profit, in sterling, increased by 24.6% from £202.2 million to £252.0 million.

Currency translation reduced divisional sales by £276.8 million (7.8%) and trading profit by £15.9 million (7.9%). There was a net increase of 47 branches in North American Plumbing and Heating Distribution to 1,008 locations (2003: 961).

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Ferguson

In the USA Ferguson produced an outstanding performance generating strong organic growth and benefiting from commodity price inflation. Local currency sales in the US plumbing operations rose by 18.0% to $5,941.1 million (2003: $5,032.8 million) with trading profit up by 40.3%. Organic sales growth was 15%, and included the beneficial effects of price inflation in products such as copper, steel and plastics. Around 40% of the increase in trading profit was commodity price driven, with the remainder reflecting an increase in the gross margin as a result of continuing benefits from the distribution centre network, a focus on organic growth and operational leverage.

A new distribution centre was opened at Richland, Washington, in November 2003 and volumes through the distribution centre network as a whole increased 49% over the prior year. Ferguson’s eighth distribution centre is planned to open in Iowa in the current financial year. The trading margin, at 6.8%, was substantially ahead of the prior year (2003: 5.7%), and exceeds the 6% target a year ahead of the original schedule.

During the year, the final phases of the integration of Familian Northwest were completed and the business realised the benefits of having a single plumbing and heating organisation in the USA, including the elimination of duplicated costs. The completion of this integration enables Ferguson management to focus more attention on the achievement of organic growth. During the year, the Wolseley UK model of small express branches was piloted at five Ferguson locations in the USA, including Washington DC and Boston, and proved to be very successful. A roll-out programme of similar “XpressNet” branches is planned with more than 50 new locations expected to open in the year to 31 July 2005.

Of the sectors in which Ferguson operates, housing related activity held up well and the more positive economic environment benefited the repair and remodelling (RMI) sector. RMI is becoming an increasingly important element of overall construction spend in the USA and with the new express branch format being introduced, should lead to further growth opportunities. The commercial sector started to show some signs of improvement towards the end of the year, underpinned by increased government spending. The weakest segment continues to be industrial, although the energy sector has been more buoyant as a consequence of higher oil prices.

Investment in working capital was increased substantially during the year to support the significant organic growth that Ferguson achieved, to build inventory levels at the new distribution centre, as a consequence of the higher unit cost of materials and to ensure customer demand was met at a time of tightening supply of commodities such as copper and steel.

Wolseley Canada

Following a slow start to the year in Canada due to external factors, positive business sentiment returned and once again it proved to be an attractive business environment. Low interest rates supported a strong residential market and the buoyant energy sector in Western Canada helped sales in the industrial and commercial business. However, the cooler summer dampened sales in the HVAC/R (heating ventilation air conditioning and refrigeration) business and the strong Canadian dollar has affected sales to a number of customers who are dependent on exports.

Local currency sales increased by 10.7% to more than C$1 billion for the first time. Around half of the sales increase was organic growth, slightly ahead of the market. Local currency trading profit rose by nearly 10%, slower than the sales growth as a result of pricing pressure in some product areas, the additional costs of restructuring the Industrial Products Group and the increase in headcount in order to sustain future growth.

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US Building Materials Distribution

The performance of Stock benefited from the completion of the NOVA restructuring project which improved market focus and resulted in cost savings in excess of the $5 million originally targeted. Net benefits of at least $10 million are expected to be achieved in the next financial year and, more importantly, the reorganisation into 10 districts and the new market focused approach, for example, in its relationship with national house builders, will build on the improvements already achieved. Plans to increase the number of value-added products and services being offered, and increase the penetration into the RMI market are already making inroads, with value-added sales up 30% on the prior year.

Average lumber and structural panel prices were higher but the division was negatively impacted by currency translation. Reported sales in sterling grew 19.3% to £2,043.7 million (2003: £1,712.8 million) despite an adverse currency impact of £153.6 million (9.0%). The division’s trading profit was up 34.2% at £104.0 million (2003: £77.5 million), after an adverse currency impact of £7.2 million (9.3%). The divisional trading margin, after the allocation of central costs, increased to 5.1%, from 4.5% in the prior year, and return on capital was also substantially higher at 16.4%, reflecting higher profits and an improvement in the working capital ratio.

In local currency, sales were up 31.1% to $3,581.0 million (2003: $2,732.3 million) with trading profit up by almost 50%. Organic sales growth was 25.8% including the beneficial effects of commodity price inflation. Acquisitions added $142.9 million of sales.

Commodity lumber and structural panel prices, which directly affected around 35% and 9% of Stock’s product range respectively, rose strongly compared to the prior year. Average lumber prices rose 31.7% to $378 per thousand board feet (2003: $287) and average structural panel prices rose 86.5% to $496 per thousand square feet (2003: $266). Together these price increases had the effect of increasing sales by $514.6 million (18.8%). Organic sales volumes were higher in the year with organic growth from on-going branches up by more than 6%.

New housing, which accounted for 88% (2003: 93%) of the activity in this division, has generally continued to be a bright spot in the US economy. Aggregate housing starts during the period continued at a high level of more than 1.8 million. In addition, the inventory of unsold new homes at 4.2 months in July 2004, compared to the longer term average of around 6 months, further demonstrates the overall strength of the housing market. There continues to be significant variations in regional housing markets where Stock operates. The markets in California, Florida, Virginia and the Carolinas have been strong. Colorado, Ohio, Dallas and Michigan have been weak markets, while Atlanta and Georgia have improved.

Final Dividend

The board is recommending a final dividend of 16.0 pence per share (2003: 15.6 pence per share) to be paid on 30 November 2004 to shareholders registered on 8 October 2004. The small increase in the final dividend reflects, as announced at the interim results, the rebalancing of the split of the total dividend paid so that a greater proportion, approximately one-third, is paid at the interim stage. The total dividend for the year of 23.8 pence per share is an increase of 12.3% on last year's 21.2 pence. Dividend cover is 2.9 times. The increase in dividend for the year reflects the board’s confidence in the future prospects of the group and its strong financial position. The dividend reinvestment plan will continue to be available to eligible shareholders.

Financial Review

Net interest payable of £21.1 million (2003: £17.0 million) reflects an increase in the interest payable on Group debt as a result of acquisitions and an increase in working capital principally in the USA, offset by the effect of lower interest rates on the Group’s borrowings compared to the prior year. Interest cover was 27 times (2003: 26 times).

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The effective tax rate reduced from 28.0% to 27.1% and it is expected that this will be the rate for the next financial year.

Before goodwill amortisation, earnings per share increased by 32.0% from 56.69 pence to 74.84 pence. Basic (FRS 3) earnings per share were up by 32.3% to 68.15 pence (2003: 51.53 pence). The average number of shares in issue during the year was 582.6 million (2003: 579.1 million).

Net cash flow from operating activities decreased from £607.7 million to £325.2 million, due to a net absorption of working capital of £401.9 million. Group inventory levels increased by £274.3 million during the year as a result of the rapid growth in sales of the North American operations, the effects of opening an additional distribution centre in the US Plumbing and Heating Distribution business, an increase in US inventory levels in response to the market shortage of copper and steel commodities and the effects of inflation on the value of items carried. Creditors increased by £108.6 million during the period, compared with an increase of £123.0 million in the previous year. Debtors increased by £236.3 million, compared with an increase of £32.9 million in the prior year, driven by the growth in sales. As the rate of sales growth outpaced that of working capital, the working capital to sales ratio showed a further improvement from 15.4% to 15.2%. The targeted working capital ratio remains 15%.

Net capital expenditure increased by £27.4 million (25.3%) on the prior year to £135.6 million reflecting continued investment in the business, including the new Richland distribution centre in the USA, a new head office in France and the initial investment in the new head office in the UK and the common IT platform.

Acquisition spend during the period, including any deferred consideration and debt, amounted to £123.5 million (2003: £512.5 million). There have been six additional acquisitions, for a combined consideration of £142.6 million, since 31 July 2004. Further details regarding acquisitions are included in note 6.

The Group’s branch network has been extended through acquisitions and branch openings by a net total of 188, bringing the total to 3,637 at 31 July 2004.

Net borrowings, excluding construction loan borrowings, at 31 July 2004 amounted to £941.4 million compared to £826.7 million at 31 July 2003, giving gearing of 49.5% compared to 46.6% at the previous year-end and down from 53.9% at the half year stage.

Construction loan receivables, financed by an equivalent amount of construction loan borrowings, were £187.7 million compared to £176.1 million at 31 July 2003. The increase is due to an expanding loan book partly offset by the weaker US dollar.

Return on gross capital employed increased strongly from 16.7% to 18.4% as a result of the significant organic growth in profit and the improved working capital ratio.

Provisions for liabilities and charges (note 5) in the balance sheet include the estimated liability for asbestos claims on a discounted basis. This liability has been determined actuarially as at 31 July 2004 by independent professional advisors. The asbestos related litigation is fully covered by insurance and accordingly an equivalent insurance receivable has been included in debtors. The level of insurance cover available significantly exceeds the expected level of future claims and no profit or cash flow impact is therefore expected to arise in the foreseeable future. There were 308 (2003: 484) claims outstanding at the year end.

International Accounting Standards

Under current European legislation the Group will be required to adopt International Financial Reporting Standards (‘IFRSs’) and International Accounting Standards (‘IASs’) in the preparation of its financial statements from 1 August 2005 onwards. The project to manage the transition of financial reporting from UK GAAP to international accounting has completed an initial assessment of the impact on the accounts of the Group and work is underway to ensure full compliance for the year ending 31 July 2006.

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Based on the initial assessment, the areas of greatest impact for Wolseley plc are the changes in respect of the accounting treatment for goodwill, intangible assets, property leases, share based payments, pensions, deferred tax and dividends. The presentation of the financial statements will also be affected.

International Integration and Infrastructure Developments

During the year further investment was made in the Group’s infrastructure, in logistics, systems and human resources. In order to support its ambitious growth targets and as part of its continuous improvement programme, Wolseley is bringing about greater cohesion across its operating units through leveraging its international purchasing, international sourcing and supply chain efficiencies. The previously announced new common technology platform, involving expenditure of around £30 million in the first two years, will support these initiatives.

A multinational team is currently working on the common financial applications and these are expected to be implemented across the Group within the next 12 months. In parallel, other applications are being developed for the common platform and will initially be implemented as pilot systems. For example, a branch warehouse management package is currently being piloted in Atlanta, Georgia, with the objective of rolling this package out to other locations around the Group when required. Significant benefits are expected to arise over the next few years from the Group’s continuous improvement programmes enabled by the common IT platform.

Outlook

The Group has made a good start to the new financial year with the positive momentum in the latter part of the financial year carrying through into the new financial year.

In the UK, including Ireland, the RMI and new housing markets are expected to continue to show steady growth, against the backdrop of a relatively strong UK economy.

In France, there are signs that the market is starting to improve and further progress by PBM is expected in the coming year. Whilst the markets in the rest of Continental Europe are likely to remain broadly flat, Wolseley’s operations are expected to continue the good progress achieved this year.

US markets will continue to vary both in terms of geography and business sector. Residential housing and RMI markets are expected to hold up well and there are signs that demand from the commercial sector is picking up. As the US economic recovery continues this should present further opportunities for organic growth, although industrial markets are expected to remain relatively weak. The upward trend in the performance of the US Building Materials business should continue as further benefits of its market focus and restructuring are realised.

In Canada, the overall environment is expected to remain positive.

There are uncertainties relating to the possible effects of commodity price and exchange rate movements on the Group’s results in the coming year.

There are a number of business improvement initiatives in place relating to supply chain, sourcing and procurement that should deliver increasing benefits to the bottom line. The Board views the future with optimism and expects another year of good progress.

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Certain information included in this release is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations, including, without limitation, discussions of expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this release are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company’s forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an international Group such as Wolseley. Information on some factors which could result in material difference to the results is available in the Company’s SEC filings, including, without limitation, the Company’s Report on Form 20-F for the year ended 31 July 2003.

FINANCIAL CALENDER FOR 2004/2005

2004

6 October	—	Shares quoted ex-dividend

8 October	—	Record date for final dividend

10 November	—	Final date for DRIP elections

18 November	—	Annual General Meeting

30 November	—	Final dividend payment date

2005

17 January	—	Trading update

21 March(*)	—	Interim Results for six months to 31 January 2005

30 March(*)	—	Shares quoted ex-dividend

1 April(*)	—	Record date for final dividend

31 May(*)	—	Interim dividend payment date

(*) expected

A copy of this Preliminary Announcement, together with other recent public announcements can be found on Wolseley's web site at www.wolseley.com. Copies of the Preliminary Results' presentation given to stockbrokers' analysts are also available on this site.

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     GROUP PROFIT AND LOSS ACCOUNT

	Year to 31 July 2004		Year to 31 July 2003

	£m		£m
Turnover (note 3)
Continuing operations	9,956.1		8,221.0
Acquisitions	172.0		—

	10,128.1		8,221.0

Operating profit before goodwill amortisation (note 4)	619.2		472.9

Goodwill amortisation	(39.0)		(29.9)

Operating profit
Continuing operations	573.4		443.0
Acquisitions	6.8		—

	580.2		443.0

Profit on ordinary activities before interest	580.2		443.0

Net interest payable	(21.1)		(17.0)

Profit on ordinary activities before tax	559.1		426.0

Taxation
Current tax charge	(153.0)		(118.0)
Deferred tax charge	(9.1)		(9.6)

	(162.1)		(127.6)

Profit after tax (attributable to ordinary shareholders)	397.0		298.4

Dividends	(139.1)		(123.1)

Profit retained	257.9		175.3

Earnings per share
Before goodwill amortisation	74.84	p	56.69
Goodwill amortisation	(6.69	)p	(5.16	)p

Basic earnings per share	68.15	p	51.53	p

Diluted earnings per share	67.36	p	51.12	p

Dividends per share	23.80	p	21.20	p

Translation rates
US dollars	1.7522		1.5951
Euro	1.4635		1.5039

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year to 31 July 2004	Year to 31 July 2003

	£m	£m

Profit for the period	397.0	298.4
Currency translation difference	(147.2)	(10.4)

Total gains and losses recognised during the year	249.8	288.0

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GROUP BALANCE SHEET AT 31 JULY

	2004 Total	2003 Total

	£m	£m
FIXED ASSETS

Intangible assets	665.9	686.8
Tangible assets	719.0	716.8

	1,384.9	1,403.6

CURRENT ASSETS

Stocks	1,501.8	1,303.5
Debtors and property awaiting disposal	1,964.5	1,780.3
Construction loans receivable (secured)	187.7	176.2
Investments	6.2	6.9
Cash at bank, in hand and on deposit	291.3	215.9

	3,951.5	3,482.8

CREDITORS: amounts falling due within one year

Bank loans, overdrafts and other loans	384.0	207.0
Construction loan borrowings (unsecured)	187.7	176.1
Corporation tax	152.5	72.6
Proposed dividend	93.6	90.5
Other creditors	1,605.1	1,579.6

	2,422.9	2,125.8

NET CURRENT ASSETS	1,528.6	1,357.0

TOTAL ASSETS LESS CURRENT LIABILITIES	2,913.5	2,760.6

CREDITORS: amounts falling due after one year

Borrowings	854.9	842.5
PROVISIONS FOR LIABILITIES AND CHARGES (note 5)	156.7	143.9

	1,011.6	986.4

	1,901.9	1,774.2

CAPITAL AND RESERVES

Called up share capital	146.3	145.2
Share premium account	199.9	177.8
Profit and loss account	1,555.7	1,451.2

SHAREHOLDERS’ FUNDS	1,901.9	1,774.2

Translation rates:
US Dollars	1.8198	1.6076
Euro	1.5144	1.4171

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SUMMARISED GROUP CASH FLOW STATEMENT

	Year to 31 July 2004	Year to 31 July 2003

	£m	£m

CASH FLOW FROM OPERATING ACTIVITIES*	325.2	607.7

Returns on investments and servicing of finance	(13.4)	(24.8)

Taxation paid	(128.1)	(108.1)

Net capital expenditure and financial investment	(135.6)	(108.2)

Acquisitions	(123.5)	(507.2)

Disposals	—	3.0

Equity dividends paid	(136.0)	(113.0)

Financing – Issue of shares	17.0	9.4

CHANGE IN NET DEBT RESULTING FROM CASH FLOWS	(194.4)	(241.2)

New finance leases and finance leases acquired with subsidiary	(5.3)	(20.6)

Translation difference	85.0	(19.3)

Movement in net debt in period	(114.7)	(281.1)

Opening net debt	(826.7)	(545.6)

Closing net debt	(941.4)	(826.7)

* RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	Year to 31 July 2004	Year to 31 July 2003

	£m	£m
Operating profit	580.2	443.0
Depreciation charges	107.9	93.1
Goodwill amortisation	39.0	29.9
Increase in stocks	(274.3)	(48.3)
Increase in debtors	(236.3)	(32.9)
Increase in creditors & provisions	108.6	123.0
Increase/(decrease) in net construction loans	0.1	(0.1)

Net cash flow from operating activities	325.2	607.7

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NOTES ON THE ATTACHED PROFIT AND LOSS ACCOUNT AND BALANCE SHEET

1	These accounts have been prepared on the basis of the accounting policies set out in the Group's 2004 Annual Report and Accounts.

2	The financial information set out above is extracted from the Group's full accounts for the years ended 31 July 2003 and 31 July 2004. Statutory accounts for 2003 have been delivered to the Registrar of Companies, and those for 2004 will be delivered following the Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

3	Analysis of change in sales
	2003	Exchange	New Acquisitions 2004	Acquisitions Increment 2003	Organic	Change	2004

	£m	£m	£m	£m	£m	%	£m

European Distribution	2,956.7	30.3	70.0	1,023.0	168.0	5.6	4,248.0

North American Plumbing & Heating Distribution	3,551.5	(276.8)	55.3	54.1	452.3	13.8	3,836.4

US Building Materials Distribution	1,712.8	(153.6)	46.7	34.9	402.9	25.8	2,043.7

	8,221.0	(400.1)	172.0	1,112.0	1,023.2	13.1	10,128.1

4	Analysis of change in operating profit before goodwill amortisation

	2003	Exchange	New Acquisitions 2004	Acquisitions Increment 2003	Organic	Change	2004

	£m	£m	£m	£m	£m	%	£m

European Distribution	193.2	1.6	2.2	56.2	10.0	5.1	263.2

North American Plumbing & Heating Distribution	202.2	(15.9)	2.0	3.2	60.5	32.5	252.0

US Building Materials Distribution	77.5	(7.2)	4.1	1.4	28.2	40.1	104.0

	472.9	(21.5)	8.3	60.8	98.7	21.9	619.2

Goodwill amortisation attributable to the above segments is European Distribution: £20.3 million; North American Plumbing & Heating Distribution: £11.9 million; US Building Materials Distribution: £6.8 million.

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5	Provisions for Liabilities and Charges

	As at 31 July 2004 £m	As at 31 July 2003 £m

Pensions	48.0	52.1
Wolseley Insurance	33.4	32.1
Environmental & Legal	29.4	27.7
Deferred Taxation	31.0	22.7
Other	14.9	9.3

	156.7	143.9

Environmental and legal liabilities include known legal claims and environmental liabilities where the costs and timing of any payment is inherently uncertain. Included in this provision is an amount of £27.9 million (2003: £26.2 million) related to asbestos litigation involving certain group companies. This liability is fully covered by insurance and accordingly an equivalent insurance receivable has been recorded in debtors in line with FRS 12 'Provisions, contingencies and contingent assets'. The liability has been actuarially determined as at 31 July 2004 by independent professional advisors. The provision and the related receivable have been stated on a discounted basis using a long term US treasury rate of 5%. The level of insurance cover available significantly exceeds the expected level of future claims and no profit or cash flow impact is therefore expected to arise in the foreseeable future.

6	Acquisitions

An analysis of the acquisition spend incurred in the year to 31 July 2004 and the expected contribution to turnover in a full year is as follows:

Division	Acquisition Spend £m	Full year contribution to turnover £m

European Distribution	59.5	117.2
North American Plumbing & Heating Distribution	28.1	94.7
US Building Materials Distribution	35.9	92.9

	123.5	304.8

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Since the year end, there have been a further six acquisitions, one of which is conditional on Court approval. Details of the acquisition spend and the expected contribution to turnover in a full year is as follows:

Division	Acquisition Spend £m	Full year contribution to turnover £m

European Distribution	129.6	168.8
North American Plumbing & Heating Distribution	13.0	36.0
US Building Materials Distribution	—	—

	142.6	204.8

The above consideration is subject to adjustment in certain of the acquisitions.

7	Pensions and post-retirement benefits

The following table sets out the funding position of the defined benefits pension schemes operated by the group and the adjustment to net assets required were the Group to apply FRS17 instead of its current reporting under SSAP24.
	As at 31 July 2004 £m	As at 31 July 2003 £m

Market value of pension liability	583	546
Market value of pension assets	(400)	(340)

	183	206
Pension provisions under current UK GAAP	(48)	(50))
Deferred tax asset	(41)	(48)

FRS 17 adjustment to net assets	94	108

The Group is in the process of finalising the triennial actuarial valuation as at 1 May 2004 of the UK scheme. It is expected that it will give rise to an incremental P&L charge of approximately £6 million in the year to 31 July 2005.
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